Filed Pursuant to Rule 424(b)(3)
333-102287

NUI CORPORATION

214,443 SHARES OF COMMON STOCK

     This prospectus covers 214,443 shares of our common stock for resale by certain of our shareholders, or their pledgees or assignees.  You should refer to the "Selling Shareholders," section of this prospectus for identification of the selling shareholders. We will not receive any proceeds from the sale of these shares.

     Our common stock is listed on the New York Stock Exchange under the symbol "NUI." On April 2, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $14.66 per share.

     The selling shareholders may sell these shares from time to time on the New York Stock Exchange or otherwise.  They may sell the shares at prevailing market prices or at prices negotiated with buyers.  The selling shareholders will be responsible for any commissions or discounts due to brokers or dealers.  The amounts of those commissions or discounts will be negotiated before the sales.  We will pay all of the other offering expenses, which we estimate will total $12,000.

__________________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

__________________________________________

April 7, 2003

      You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.  In this prospectus, references to "we," "us" and "our" refer to NUI Corporation and it subsidiaries.

 __________________________________________

________________________________________

Forward Looking Statements

     The statements we make in this prospectus, in any prospectus supplement, or in the documents we have incorporated by reference that are not statements of historical fact, may be "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe," or similar terminology. The forward-looking statements are based on management's current expectations and information currently available and are believed to be reasonable and are made in good faith.  However, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the statements.  Factors that may make the actual results differ from anticipated results include, but are not limited to: economic conditions; competition from other providers of similar products; and other uncertainties, all of which are difficult to predict and some of which are beyond our control.  For these reasons, you should not rely on these forward-looking statements when making investment decisions.  We do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise.

THE COMPANY

     NUI is a diversified energy company that is primarily engaged in the sale and distribution of natural gas, energy commodity trading and portfolio management, retail energy sales and telecommunications.  Its utility operations distribute natural gas and related services in seven states along the eastern seaboard and comprise Elizabethtown Gas Company (New Jersey), City Gas Company of Florida, North Carolina Gas, Elkton Gas (Maryland), Valley Cities Gas (Pennsylvania), Waverly Gas (New York) and Virginia Gas. Virginia Gas is also engaged in other activities, such as pipeline operation and natural gas storage. The Company's non-regulated subsidiaries include NUI Energy, Inc., an energy retailer; NUI Energy Brokers, Inc., a wholesale energy trading and portfolio management subsidiary; NUI Environmental Group, Inc., an environmental project development subsidiary; Utility Business Services, Inc., a geospatial and customer information systems and services subsidiary; and NUI Telecom, Inc., a full service telecommunications services subsidiary.  Our principal executive offices are located at 550 Route 202-206, P.O. Box 760, Bedminster, New Jersey 07921-0760.  Our website is located at www.nui.com.  Information contained in our website is not part of this prospectus.

SECURITIES OFFERED

      The 214,443 shares of our common stock being offered by the selling shareholder were acquired from us in a private placement.  Pursuant to this prospectus, the selling shareholders may sell the shares of common stock offered for resale in a secondary offering.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling shareholders.

SELLING SHAREHOLDERS

     On August 28, 2002, NUI Telecom completed the purchase of substantially all the assets of Norcom, Inc. ("Norcom").  In consideration for the asset purchase, we issued 216,039 shares of common stock to Norcom, a portion of which are held in escrow pending receipt of regulatory approvals and not registered for resale at this time.    Norcom intends to liquidate its holdings and Norcom's beneficial owners, Eric Mostrom, Jon Mostrom and Lewis Scott Fitzgerald, will receive the shares. Norcom and those beneficial owners are the "Selling Shareholders" referred to in this prospectus.   We are obligated under a Declaration of Registration to register the 214,443 shares of common stock issued to Norcom.

     The selling shareholders have not held any position or office, and have not had any other material relationship with us or any of our affiliates within the past three years.

     The following table sets forth information regarding the beneficial ownership of shares of common stock by the selling shareholders as of December 9, 2002, and the number of shares of common stock covered by this prospectus.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

     The percentage of ownership for the selling shareholders shown in this table is based on 16,257,252 shares of common stock outstanding as of December 9, 2002, plus any common stock equivalents exercisable within 60 days and held by that holder.  The shares may be offered from time to time by the selling shareholders.  However, the selling shareholders are under no obligation to sell all or any portion of such shares, nor are the selling shareholders obligated to sell any such shares immediately pursuant to this prospectus.

     We expect to withdraw registration of any unsold shares on or shortly after August 28, 2003 when we expect the shares will become eligible for public sale under an exemption from registration provided by Rule 144 under the Securities Act of 1933.

     Information with respect to the shares of our common stock beneficially owned by the selling shareholders follows:

	Beneficial Ownership Prior to Resale of Shares			Beneficial Ownership After Resale of Shares
Name of Selling Shareholder	Number of Shares	Percent	Number of Shares Being Offered	Number of Shares (2)	Percent (2)
Norcom, Inc. (1)	214,443	1.3%	214,443	0	0%
Eric Mostrom, as successor-in-interest to Norcom, Inc. (1)	182,276	1.1%	182,276	0	0%
Lewis Scott Fitzgerald, as successor-in-interest to Norcom, Inc. (1)	25,733	*	25,733	0	0%
Jon Mostrom, as successor-in-interest to Norcom, Inc. (1)	6,434	*	6,434	0	0%
Totals	214,443		214,443

----------

(1)        An aggregate of 214,443 shares are offered pursuant to this prospectus.  Pursuant to a Plan of Reorganization adopted by Norcom, Norcom assigned all of its right, title and interest in and to all of its assets, including the NUI shares, to its shareholders, Eric Mostrom, Jon Mostrom and Lewis Scott Fitzgerald.  Shares shown in the table for Eric Mostrom, Jon Mostrom and Lewis Scott Fitzgerald represent shares such person has a beneficial ownership interest in upon distribution of such shares from Norcom.

(2)       Assuming resale of all shares offered hereunder.

*          Less than 1%,

PLAN OF DISTRIBUTION

     The selling shareholders and any pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded, in private transactions or otherwise.  These sales may be at fixed or negotiated prices.  The selling shareholders may use any one or more of the following methods when selling shares:

-         ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

-         block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

-         purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

-         an exchange distribution in accordance with the rules of the applicable exchange;

-         privately negotiated transactions;

-         short sales;

-         broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

-         a combination of any such methods of sale; and

-         any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the common stock and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The selling shareholders have informed NUI that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     NUI has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" information we file with the SEC into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately by us with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included in subsequent incorporated documents by information that is included directly in this prospectus or any prospectus supplement.

      This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about us and our financial condition.

(1)   Our Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed with the SEC on December 31, 2002, as amended by Amendment No. 1 to Form 10-K filed with the SEC on February 14, 2003;

(2)   Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002, filed with the SEC on February 14, 2003;

(3)   Our Current Reports on Form 8-K filed with the SEC on March 14 and April 3, 2003;

(4)  Our definitive Proxy Statement (as filed on January 28, 2003) used in connection with our Annual Meeting of Stockholders held on March 11, 2003; and

(5)   The description of NUI Holding Company's common stock, without par value (now our common stock), contained in NUI Holding Company's registration statement on Form 8-A, filed with the SEC on May 28, 1982, and Amendment No. 1 thereto on Form 8-A/A, filed with the SEC on September 16, 1993 (File No. 1-8353), and the description of the rights which are attached to our common stock that is contained in our registration statement on Form 8-A filed with the SEC on March 6, 2001.

      We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date of the termination of the offering pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Investor Relations
NUI Corporation
550 Route 202-106
Bedminster, New Jersey 07921-0760
(908) 781-0500

LEGAL MATTERS

      The validity of the securities offered will be passed upon for us by James R. Van Horn, Chief Administrative Officer, General Counsel and Secretary of NUI.

EXPERTS

      The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2002, have been so incorporated in reliance on the report (which contains explanatory paragraphs relating to the Company's restatement of its consolidated financial statements as of September 30, 2001 and for each of the two years in the period ended September 30, 2001, previously audited by other independent accountants who have ceased operations, as described in Note 2 to the consolidated financial statements, and changes in accounting for goodwill and reporting energy trading revenues on a net basis, as described in Notes 1 and 8 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at, or obtain copies (at prescribed rates) by mail from, the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

       The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like NUI, that file reports electronically with the SEC. The address of that site is http://  www. sec. gov.

       You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.